Filed by Google Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: On2 Technologies, Inc.

Commission File No.: 001-15117

Posting on The Official Google Blog on August 5, 2009

Innovation in video on the web

8/05/2009 05:02:00 AM

Today, video is an important part of many people’s everyday activities on the Internet and a big part of many Google products.

Because we spend a lot of time working to make the overall web experience better for users, we think that video compression technology should be a part of the web platform. To that end, we’re happy to announce today that we’ve signed a deal to acquire On2 Technologies, a leading creator of high-quality video compression technology.

The deal is still subject to approval by On2 Technologies’ stockholders and review by relevant regulatory authorities, including the SEC, but we expect it to close in Q4.

Although we’re not in a position to discuss specific product plans until after the deal closes, we are committed to innovation in video quality on the web, and we believe that On2 Technologies’ team and technology will help us further that goal.

We’ll update everybody when we’re able to share more information. In the meantime, nothing will change for On2 Technologies’ current and prospective customers.

Posted by Jeremy Doig, Engineering Director—Video, and Mike Jazayeri, Group Product Manager

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected timing of the acquisition, Google’s and On2’s ability to close the acquisition, Google’s ability to integrate On2’s technology and employees, and the expected benefits of the acquisition, including that the acquisition will further Google’s goal to enhance the web experience with video. These statements are based on the current expectations or beliefs of managements of Google Inc. and On2 Technologies, Inc., and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to (1) changes in economic, business, competitive, technological and/or regulatory factors, (2) failure to receive the required stockholder and regulatory approval for the acquisition, (3) failure to compete successfully in this highly competitive and rapidly changing marketplace, (4) failure to retain key employees, and (5) other factors affecting the operation of the respective businesses of Google and On2. More detailed information about these and other factors that may affect current expectations may be found in filings by Google or On2, as applicable, with the Securities and Exchange Commission, including their respective most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Google and On2 are under no obligation to, and expressly disclaim any such obligation to, update or alter their respective forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Google plans to file with the Securities and Exchange Commission a Registration Statement on Form S-4 in connection with the transaction, which will include a Proxy Statement of On2 that also constitutes a Prospectus of Google. On2 will mail the Proxy Statement/Prospectus to its stockholders in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Google, On2, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Google and On2 through the web site maintained by the SEC at www.sec.gov and by contacting Google Investor Relations at 650-253-7663 or On2 Investor Relations at 518-881-4299. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Google’s website at investor.google.com and on On2’s website at www.on2.com.

Participants in the Solicitation

Google, On2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Google’s executive officers and directors is included in Google’s definitive proxy statement, which was filed with the SEC on March 24, 2009, and information regarding On2’s executive officers and directors is included in On2’s definitive proxy statement, which was filed with the SEC on April 7, 2009. The Proxy Statement / Prospectus for the proposed transaction will provide more information about participants in the solicitation of proxies from On2 stockholders, which participants may have interests different from On2 stockholders generally. You can obtain free copies of these documents from Google or On2 using the contact information above.